SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884 10 2

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Resource GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 21 pages)

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 2 of 21 Pages

The percentage ownerships reflected in this Schedule 13D are as of December 11, 2006.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

AF/PF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,541,738*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,541,738*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,541,738*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

36.95%*
14	Type of Reporting Person

PN

*	Penn Virginia GP Holdings, L.P. also holds 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 3 of 21 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PVG GP, LLC
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,541,738*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,541,738*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,541,738*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

36.95%*
14	Type of Reporting Person

OO (Limited Liability Company)

*	PVG GP, LLC also may be deemed to be the beneficial owner of 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 4 of 21 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,848,065*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,848,065*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,848,065*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11)

37.68%*
14	Type of Reporting Person

CO

*	Penn Virginia Resource GP Corp. also may be deemed to be the beneficial owner of 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 5 of 21 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,848,065*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,848,065*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,848,065*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

37.68%*
14	Type of Reporting Person

CO

*	Penn Virginia Resource Holdings Corp. also may be deemed to be the beneficial owner of 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 6 of 21 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,848,065*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,848,065*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,848,065*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

37.68%*
14	Type of Reporting Person

CO

*	Penn Virginia Holding Corp. also may be deemed to be the beneficial owner of 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 7 of 21 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group
(a): ☐
(b): ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

15,848,065*
8 Shared Voting Power

0
9 Sole Dispositive Power

15,848,065*
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

15,848,065*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

37.68%*
14	Type of Reporting Person

CO

*	Penn Virginia Corporation also may be deemed to be the beneficial owner of 3,610,383 Class B units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 8 of 21 Pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005 and Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 15,848,065, which constitutes approximately 37.68% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own Class B units (the “Class B Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and the Class B Units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Penn Virginia GP Holdings, L.P., a Delaware limited partnership (“PVG”);

(ii)	PVG GP, LLC, a Delaware limited liability company (“PVG GP”);

(iii)	Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”);

(iv)	Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(v)	Penn Virginia Holding Corp., a Delaware corporation (“Holding”);

(vi)	Penn Virginia Corporation, a Virginia corporation (“Penn Va”);

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 9 of 21 Pages

PVG, PVG GP, GP Corp, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of PVG, PVG GP, GP Corp and Penn Va is as follows:

Three Radnor Corporate Center

100 Matsonford Road

Suite 300

Radnor, Pennsylvania 19087

The address of the principal business office of Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue

Suite 550

Wilmington, Delaware 19801

(c)	(i)	PVG is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units and Class B Units reported herein and all of the outstanding membership interest in Penn Virginia Resource GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

	(ii)	PVG GP’s sole business activity is serving as the general partner of PVG.

	(iii)	GP Corp is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein, common units representing limited partner interests in PVG and all of the outstanding membership interest in PVG GP.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 10 of 21 Pages

(iv)	Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of GP Corp, Penn Virginia Resource LP Corp. (“LP Corp”), Kanawha Rail Corp. (“KRC”) and Powell River Rail Corporation.

(v)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

(vi)	Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to that certain Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 (the “First Contribution Agreement”) among the General Partner, the Issuer, Penn Virginia Operating Co., LLC (the “Operating Company”), LP Corp, KRC, K Rail LLC (“K Rail”) and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) the General Partner contributed all of its membership interest in the Operating Company to the Issuer in exchange for a continuation of its 2.0% general partner interest in the Issuer; (ii) LP Corp contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 97.5% limited partner interest in the Issuer; and (iii) KRC contributed all of its membership interest in K Rail to the Issuer in exchange for a 0.5% limited partner interest in the Issuer.

On October 30, 2001, pursuant to that certain Closing Contribution, Conveyance and Assumption Agreement (the “Closing Contribution Agreement”) dated as of October 30, 2001 among the General Partner, the Issuer, the Operating Company, LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp’s 97.5% initial limited partner interest was converted into (A) 2,278,822 Common Units and (B) 15,160,470 subordinated units representing limited partner interests (the “Subordinated Units”) of the Issuer and (ii) KRC’s 0.5% initial limited partner interest was converted into (A) 20,938 Common Units and (B) 139,290 Subordinated Units.

The transactions which were effected by the General Partner, LP Corp and KRC pursuant to the First Contribution Agreement and the Closing Contribution Agreement are collectively referred to herein as the “PVR Transactions.”

After the consummation of the PVR Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp (i) purchased an aggregate of 89,000 Common Units (representing less than 2% of the outstanding Common Units) on the open market, (ii) transferred 4,000 Common Units to the General Partner and (iii) transferred 890,384 Subordinated Units to KRC.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 11 of 21 Pages

On August 12, 2005 and November 3, 2005, LP Corp transferred 382,878 Common Units and 8,418 Common Units, respectively, to the General Partner for the purposes set forth in Item 4 of this Schedule 13D.

On April 6, 2006, the Issuer effected a two-for-one split of its outstanding Common Units and Subordinated Units (the “Unit Split”). All Common Unit and Subordinated Unit numbers in this Schedule 13D have been retroactively adjusted to reflect the Unit Split.

Pursuant to that certain Contribution and Conveyance Agreement dated as of December 8, 2006 (the “PVG Contribution Agreement”) among LP Corp, the General Partner, KRC, GP Corp and PVG, (i) the General Partner distributed 306,327 Common Units (representing all of its Common Units) to GP Corp; (ii) LP Corp contributed 14,074,682 Common Units (representing all of its Common Units) to PVG in exchange for 19,362,198 common units representing limited partner interests in PVG; and (iii) KRC 1,050,612 Common Units (representing all of its Common Units) to PVG in exchange for 1,445,301 common units representing limited partner interests in PVG.

On December 8, 2006, pursuant to that certain Units Purchase Agreement dated December 4, 2006 (the “Units Purchase Agreement”) between the Issuer and PVG, PVG purchased 416,444 Common Units and 3,610,383 Class B Units from the Issuer.

The transactions which were effected by PVG and GP Corp pursuant to the PVG Contribution Agreement and the Units Purchase Agreement are collectively referred to herein as the “PVG Transactions.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The General Partner, LP Corp and KRC entered into the PVR Transactions for investment purposes. PVG and GP Corp entered into the PVG Transactions for investment purposes. LP Corp transferred Common Units to the General Partner in connection with the General Partner’s executive compensation arrangements with the General Partner’s key employees. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The General Partner may grant restricted units, deferred common units, phantom units or options to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The General Partner may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer or from other Reporting Persons, or otherwise.

(b)	None.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 12 of 21 Pages

(c)	None.

(d)	None.

(e)	The General Partner, as the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. See clause (a) of this Item 4.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	(i)	PVG is the sole record owner of, and has the sole power to vote and dispose of, 15,541,738 Common Units (36.95%). PVG is also sole record owner of 3,610,383 Class B Units which are convertible into an equal number of Common Units.

	(ii)	PVG GP does not directly own any Units. By virtue of being the general partner of PVG, PVG GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG, representing 15,541,738 Common Units (36.95%) and 3,610,383 Class B Units.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 13 of 21 Pages

(iii)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 306,327 Common Units (0.73%). By virtue of owning 100% of the outstanding interest in PVG GP, GP Corp also may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG, representing 15,541,738 Common Units (36.95%) and 3,610,383 Class B Units.

(iv)	Resource Holdings does not directly own any Units. By virtue of owning 100% of the outstanding interest in GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,065 Common Units (37.68%) and 3,610,383 Class B Units.

(v)	Holding does not directly own any Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,065 Common Units (37.68%) and 3,610,383 Class B Units.

(vi)	Penn Va does not directly own any Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Units held by PVG and GP Corp, representing an aggregate 15,848,065 Common Units (37.68%) and 3,610,383 Class B Units.

(c) The information with respect to the acquisitions and transfers of Common Units and Subordinated Units set forth in Item 3 are hereby incorporated by reference. The information with respect to the conversion on (i) November 12, 2004 of 3,824,940 of the Subordinated Units into Common Units, (ii) November 14, 2005 of 3,824,940 of the Subordinated Units into Common Units and (iii) November 14, 2006 of 7,649,880 of the Subordinated Units into Common Units, each as set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

On October 30, 2001, the Issuer redeemed 1,950,000 Common Units held by LP Corp in connection with the exercise of the overallotment option granted by the Issuer to the underwriters in connection with the Issuer’s initial public offering. After the consummation of the Transactions and prior to the date of the original filing of this Schedule 13D, LP Corp transferred an aggregate of 217,224 Common Units to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

Between the date of the original filing of this Schedule 13D and the date of the first amendment of this Schedule 13D, LP Corp and the General Partner transferred an aggregate of 816 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Between the date of the first amendment of this Schedule 13D and the date of the second amendment of this Schedule 13D, the General Partner transferred an aggregate of 88,620 Common Units (representing less than 1% of the outstanding Common

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 14 of 21 Pages

Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. Since the date of the second amendment of this Schedule 13D, the General Partner has transferred an aggregate of 39 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner.

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

Pursuant to the terms of the Issuer’s Partnership Agreement, (i) one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 20, 2004 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement, (ii) an additional one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 30, 2005 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement and (iii) the remaining one-half of the Subordinated Units would convert to Common Units on a one-for-one basis after September 30, 2006 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement. The Issuer met such early conversion tests, resulting in the conversion of (i) 3,824,940 of its outstanding Subordinated Units (3,567,522 owned by LP Corp and 257,418 owned by KRC) into Common Units on November 12, 2004, (ii) 3,824,940 of its outstanding Subordinated Units (3,567,522 owned by LP Corp and 257,418 owned by KRC) into Common Units on November 14, 2005 and (iii) 7,649,880 Subordinated Units (7,135,042 owned by LP Corp and 514,838 owned by KRC), representing all of its remaining Subordinated Units, into Common Units on November 14, 2006.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Pursuant to the terms of the Issuer’s Partnership Agreement, the Class B Units will convert to Common Units on a one-for-one basis upon the approval of such conversion by the holders of the Common Units.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 15 of 21 Pages

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A —	Joint Filing Agreement.

Exhibit B —	Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 among Penn Virginia Resource GP, LLC, Penn Virginia Resource Partners, L.P., Penn Virginia Operating Co., LLC and the other parties named therein (filed as Exhibit 10.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit C —	Closing Contribution, Conveyance and Assumption Agreement dated as of October 30, 2001 among Penn Virginia Operating Co., LLC, Penn Virginia Corporation, Penn Virginia Resource Partners, L.P., Penn Virginia Resource GP, LLC, Penn Virginia Resource LP Corp., Wise LLC, Loadout LLC, PVR Concord LLC, PVR Lexington LLC, PVR Savannah LLC and Kanawha Rail Corp. (filed as Exhibit 10.7 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit D —	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to PVG’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit E —	Units Purchase Agreement dated December 4, 2006 between Penn Virginia Resource Partners, L.P. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 4, 2006, filed on December 7, 2006).

Exhibit F —	First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.2 to the Issuer’s Annual Report on Form 10-K filed on March 11, 2003).

Exhibit G —	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.3 to the Issuer’s Annual Report on Form 10-K filed on March 11, 2003).

Exhibit H —	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.4 to the Issuer’s Annual Report on Form 10-K filed on March 11, 2004).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 16 of 21 Pages

Exhibit I —	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners,
L.P. (filed as Exhibit 3.5 to the Issuer’s Annual Report on Form 10-K filed on March 11, 2004).

Exhibit J —	Amendment No. 4 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners,
L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13,
2006).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 17 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: December 13, 2006

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PVG GP, LLC

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 18 of 21 Pages

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 19 of 21 Pages

SCHEDULE A

The following individuals are members of the board of directors of PVG GP, LLC: A. James Dearlove, Robert Garrett, Robert J. Hall, Frank A. Pici, Nancy M. Snyder, John C. van Roden, Jr. and Jonathan B. Weller. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o PVG GP, LLC, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Joe N. Averett, Jr., Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Merrill A. Miller, Jr., Marsha R. Perelman, Philippe van Marcke de Lummen and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 20 of 21 Pages

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 13, 2006

PENN VIRGINIA GP HOLDINGS, L.P.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PVG GP, LLC

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 21 of 21 Pages

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Vice President

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name:	Nancy M. Snyder
Title:	Executive Vice President